ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparative period of the previous year. This MD&A is dated as of November 12, 2014 and should be read in conjunction with the Company’s condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2014 and the Company’s consolidated annual financial statements and MD&A for the 15 months ended December 31, 2013. In November 2013, the Company changed its fiscal year end from September 30 to December 31. As a result of this change, the Company’s results for 2014 include the three and nine months ended September 30, 2014, with comparative figures for the three and nine month periods ended September 30, 2013 which are the comparable periods for last year.

Effective November 5, 2013, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation common shares for each post-consolidation common share. All share and per share amounts in this MD&A are shown on a post-consolidation basis.

This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, Annual Information Form (“AIF”) and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and in the United States at www.sec.gov/edgar.shtml (“EDGAR”), and on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Holdings Corp. (previously known as Denison Mines Holdings Corp.) (“EFHC”), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”), Strathmore Minerals Corp. (“Strathmore”) and their respective subsidiaries. This MD&A contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. See “Cautionary Statement Regarding Forward-Looking Statements” starting on page 9 of this MD&A.

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended September 30, 2014 are:

	Sept 30	June 30	Mar 31	Dec 31
	2014	2014(1)	2014	2013
$000, except per share data	$	$	$	$
Total revenues	21,164	13,525	11,361	776
Net Income (loss)	3,076	(30,328)	(6,342)	(3,375)
Basic & diluted net income (loss) per share	0.16	(1.54)	(0.32)	(0.18)

	Sept 30	June 30	Mar 31	Dec 31
	2013(2)	2013	2013	2012
$000, except per share data	$	$	$	$
Total revenues	24,504	4,954	34,087	8,927
Net Income (loss)	(70,472)	(5,532)	(5,904)	(2,042)
Basic & diluted net income (loss) per share	(4.30)	(0.39)	(0.40)	(0.15)

(1)	Includes an impairment loss of $30.78 million as discussed below.
(2)	Includes an impairment loss of $60.26 million as discussed below.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

RESULTS OF OPERATIONS

General

For the three months ended September 30, 2014, the Company recorded net income of $3.08 million or $0.16 per share, compared to a net loss of $70.47 million or $4.70 per share for the three months ended September 30, 2013.

For the nine months ended September 30, 2014, the Company recorded a net loss of $33.60 million or $1.71 per share, compared to a net loss of $81.91 million or $5.51 per share for the nine months ended September 30, 2013.

For the nine months ended September 30, 2014, the Company recorded an impairment loss of $30.78 million or $1.57 per share related to the impairment of its White Mesa Mill cash generating unit. For the three and nine months ended September 30, 2013, the Company recorded an impairment loss of $60.26 million or $4.14 per share related to the impairment of its White Mesa Mill cash generating unit.

Revenues

The Company’s revenues from uranium are largely based on delivery schedules under long-term contracts, which can vary from quarter to quarter.

Revenues for the three months ended September 30, 2014 totaled $21.16 million, of which $21.08 million were from sales of 371,666 pounds of uranium concentrates, all of which were pursuant to term contracts, at an average price of $56.72 per pound. Revenues for the three months ended September 30, 2013 totaled $24.50 million, which included the sale of 256,667 pounds of U3O8 pursuant to term contracts at an average price of $55.83 per pound and the sale of 200,000 pounds of U3O8 to an existing term contract customer at a price of $40.25 per pound. The 200,000 pound sale of U3O8 to an existing term contract customer was completed at a premium to the spot market price at the time, as the Company provided a discount on portions of its long-term contract deliveries in the years 2015 through 2017 to this customer.

Revenues for the nine months ended September 30, 2014 totaled $46.05 million, of which $45.76 million were sales of 800,000 pounds of uranium concentrates, all of which were pursuant to term contracts at an average price of $57.19 per pound. Revenues for the nine months ended September 30, 2013 totaled $63.55 million, which included the sale of 840,000 pounds of U3O8 pursuant to term contracts at an average price of $56.26 per pound and the sale of 200,000 pounds of U3O8 to an existing term contract customer at an average price of $40.25 per pound. The 200,000 pound sale of U3O8 to an existing term contract customer was completed at a premium to the spot market price at the time, as the Company provided a discount on portions of its long-term contract deliveries in the years 2015 through 2017 to this customer.

Revenues for the three and nine months ended September 30, 2013 also included the sale of $2.07 million and $8.06 million respectively of vanadium in the form of V2O5 and ferro vanadium. There were no vanadium sales in the three or nine months ended September 30, 2014, as the Company is not producing vanadium at this time.

Operating Expenses

Production and Cost of Sales

For the three months ended September 30, 2014, the Company’s uranium production totaled 418,856 pounds of U3O8, of which 1,745 pounds were from alternate feed materials and 417,111 pounds were from the Company’s Arizona mines. During the three months ended September 30, 2013, the Company processed only alternate feed materials. Uranium production for the three months ended September 30, 2013 totaled 179,520 pounds of U3O8. There was no production of V2O5 for the three months ended September 30, 2014 or 2013.

Cost of goods sold for the three months ended September 30, 2014 totaled $12.98 million, which consisted of $11.86 million of mining and milling production costs and costs related to purchase of 180,000 pounds of U3O8 and $1.12 million of depreciation, depletion and amortization. Cost of goods sold for the three months ended September 30, 2013 totaled $21.88 million, which consisted of $18.19 million of mining and milling production costs, $3.09 million of depreciation, depletion and amortization, and impairment of inventories of $0.60 million.

For the nine months ended September 30, 2014, the Company’s uranium production totaled 770,232 pounds of U3O8, of which 218,533 pounds were from alternate feed materials and 551,699 pounds were from the Company’s Arizona mines. During the nine months ended September 30, 2013, the Company processed conventional uranium and vanadium ores from the Company’s mines on the Colorado Plateau and conventional uranium ore form the Company’s Arizona mines, as well as alternate feed materials. Uranium and vanadium production for the nine months ended September 30, 2013 totaled 981,192 pounds of U3O8, including 375,920 pounds from alternate feed materials, and 1,302,882 pounds of V2O5.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Cost of goods sold for the nine months ended September 30, 2014 totaled $30.28 million, which consisted of $27.21 million of mining and milling production costs and costs related to the purchase of 300,000 pounds of U3O8 and $3.07 million of depreciation, depletion and amortization. Cost of goods sold for the nine months ended September 30, 2013 totaled $57.75 million, which consisted of $48.01 million of mining and milling production costs, $7.17 million of depreciation, depletion and amortization, and impairment of inventories of $2.56 million.

Impairment of property, plant and equipment

During the three months ended June 30, 2014, as a result of (a) the drop in the U3O8 spot and long-term prices from April 1, 2014 through July 31, 2014, (b) a significant deterioration in the Company’s expectation of future uranium prices, and (c) the Company’s expectation to place the White Mesa Mill and all associated mines that feed the White Mesa Mill (collectively referred to as the White Mesa Mill Cash Generating Unit – the “WMM CGU”) on standby once current planned near term production at the White Mesa Mill and the Pinenut mine has been completed, the Company tested its plant, property and equipment related to the WMM CGU for impairment. The Company estimated the fair value of the WMM CGU using discounted cash-flow analysis that utilized forecasts of estimated U3O8 prices and determined that the fair value less costs to sell the WMM CGU, were less than their aggregate carrying values. Accordingly, the Company recognized an impairment loss of $30.78 million.

During the three and nine month periods ended September 30, 2013, as a result of the drop in the U3O8 spot price from July 1, 2013 through September 30, 2013 and a 10% drop in the long-term price in September 2013 the Company tested its WMM CGU for impairment. The Company estimated the fair value of its mill and mines related to the WMM CGU using discounted cash-flow analysis that utilized forecasts of estimated U3O8 prices and determined that the fair value less costs to sell the mill, mineral properties and other property, plant and equipment, were in-excess of their aggregate carrying values. Accordingly, the Company recognized an impairment loss of $60.26 million.

No impairment was recorded with respect to the Company’s pre-development and non-operating properties in Wyoming and New Mexico, which are not a part of the WMM CGU.

Selling, General and Administrative

Selling, general and administrative expense includes costs associated with marketing uranium, the corporate general and administrative costs, and the non-cash costs of amortization of above-market sales contract value associated with the EFHC acquisition. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock-based compensation expense and other overhead expenditures. Selling, general and administrative expenses totaled $3.58 million and $12.62 million for the three months and nine months ended September 30, 2014, respectively, compared to $8.19 million and $17.68 million for the three and nine months ended September 30, 2013, respectively. These decreases are due to decreasing intangible asset amortization, selling expenses, and the one time payments due to the acquisition of Strathmore as explained further below.

Amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 29, 2012 acquisition date of EFHC totaled $1.51 million and $3.89 million for the three and nine months ended September 30, 2014, respectively, compared with $2.12 million and $5.34 million for the three and nine months ended September 30, 2013, respectively. The amount for each period is directly related to the revenue from uranium concentrate volumes sold each period (discussed above), as all the revenues earned for the periods are from the contracts acquired.

Selling expenses totaled $0.08 million and $0.22 million for the three months and nine months ended September 30, 2014, respectively, compared to $0.09 million and $1.06 million for the three and nine months ended September 30, 2013, respectively. The decrease in all periods relates to the lack of vanadium revenue in the current year compared to last year, as vanadium revenue had higher selling expenses related to commissions and freight compared with the uranium selling expenses.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

General and administrative expenses totaled $2.00 million and $8.51 million for the three months and nine months ended September 30, 2014, respectively, compared to $3.57 million and $8.86 million for the three and nine months ended September 30, 2013, respectively. For the three months ended September 30, 2014 general and administrative expenses were $1.57 million lower due primarily to stock based compensation of $1.54 million recorded in the three months ended September 30, 2013 compared with $0.15 million in 2014. For the nine months ended September 30, 2014 compared with September 30, 2013, the decrease in general and administrative expenses was primarily related to stock based compensation of $1.26 million recorded in 2014 compared with $1.54 million in 2013.

Care and Maintenance Expenses

The Company’s Beaver, Pandora and Daneros mines were placed on standby in the last quarter of calendar year 2012, as a result of market conditions. In November 2013 the Company placed shaft sinking operations on its Canyon mine on standby, and in February 2014 the Company placed its Arizona 1 mine on standby. Costs related to the care and maintenance of these and other standby mines are generally decreasing due to the Company’s increased cost efficiencies which are achieved once the mines are placed on standby. A small increase seen in the three month ended September 30, 2014 was due to increased operations at the Company’s Arizona 1 mine, which is assisting in the reclamation of the Kanab North mine. Care and maintenance expenses totaled $1.08 million and $2.62 million for the three and nine months ended September 30, 2014, compared with $0.90 million and $3.92 million for the three and nine months ended September 30, 2013, respectively.

Other Income and Expenses

Finance expense was $0.17 million for the three months ended September 30, 2014, and consists primarily of interest expense of $0.42 million and accretion expense related to the decommissioning liability of $0.10 million, partially offset by a change in the mark-to-market values of the Company’s convertible debentures (the “Debentures”) totaling $0.34 million.

Finance expense was $2.93 million for the nine months ended September 30, 2014, and consists primarily of a change in the mark-to-market values of the Company’s Debentures totaling $1.57 million, interest expense of $1.28 million and accretion expense related to the decommissioning liability of $0.30 million.

Finance expense totaled $1.75 million for the three months ended September 30, 2013 and consists of a change in mark-to-market value of the Debentures of $1.18 million, interest expense incurred on the Debentures of $0.47 million, and accretion expense related to the decommissioning liability of $0.09 million and a change in the mark-to-market values of marketable securities of $0.13 million partially offset by interest income of $0.10 million.

Finance expense totaled $3.80 million for the nine months ended September 30, 2013 and consists of a change in mark-to-market value of the Debentures of $2.30 million, interest expense incurred on the Debentures of $1.42 million, accretion expense related to the decommissioning liability of $0.25 million and a change in the mark-to-market values of marketable securities of $0.22 million partially offset by interest income of $0.38 million.

OUTLOOK FOR THE THREE MONTHS ENDING DECEMBER 31, 2014 AND THE YEAR ENDING DECEMBER 31, 2015

General

Spot prices and long-term prices for uranium began FY-2014 at $34.50 and $47.00 per pound, respectively. By May 2014, the spot and long-term prices had fallen to $28.00 and $44.00 per pound, respectively. By November 10, 2014, spot prices and long-term prices had recovered to $41.75 and $45.00 per pound, respectively. The recent strengthening of the spot market price, which is now about 50% above its recent lows, is encouraging. However, long-term prices have not increased substantially, and considerable uncertainty remains in uranium markets in both the short and medium term.

In the long-term, Energy Fuels continues to believe that the fundamentals of the nuclear energy sector will result in uranium demand surpassing supply, resulting in continued price improvements that will support increased production. In response to current market uncertainty, the Company expects to continue cash conservation efforts until additional sustained improvement in uranium market conditions is observed. In addition, the Company is continuing to manage its operations and assets conservatively, maintaining its substantial uranium resource base, and scheduling uranium production at the White Mesa Mill as market conditions warrant.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The Company utilizes various industry forecasts to assist in its business planning, evaluation of existing and future mining projects, and assessment of its valuation of long-lived assets. The Company has evaluated, and will continue to evaluate price forecasts from relevant sources to determine the Company’s expectation of future uranium prices and may change operating plans under actual or expected market conditions as necessary.

Production and Operations

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, contract requirements, and market conditions warrant.

The Company expects the current mineral processing campaign at the White Mesa Mill to conclude in the first quarter of 2015, resulting in the production of approximately 125,000 pounds of finished goods from October 1, 2014 to March 31, 2015. Once the current campaign concludes at the White Mesa Mill, the Company expects to continue to receive and stockpile alternate feed materials and make U3O8 deliveries as required by the Company’s existing long-term contracts. At this time, the Company does not expect to schedule a mineral processing campaign during the remainder of FY-2015, though the Company is maintaining the flexibility to resume processing stockpiled or other materials at the White Mesa Mill should market conditions warrant.

Also, as previously announced, the Company plans to continue mining at the Pinenut mine until the economic resources are depleted, which is now estimated to occur in the second quarter of 2015, due to higher estimates of resources at the mine. As of August 2014, ore mined at the Pinenut mine is being stockpiled for processing in a future campaign.

The Company has three existing long-term contracts totaling 1,670,000 pounds of U3O8, which require future deliveries of 800,000 pounds in FY-2015, 450,000 pounds in FY-2016 and 420,000 pounds in FY-2017. A total of 770,000 pounds must be from production at the White Mesa Mill, while the remaining 900,000 pounds can be from production and/or purchase. At September 30, 2014, the Company has approximately 800,000 pounds of produced finished goods inventory, of which 770,000 pounds will be held for delivery into contracts that require produced pounds.

For the 800,000 pounds of FY-2015 deliveries, the Company will utilize 500,000 pounds of produced material and has contracted for the purchase of 300,000 pounds of U3O8. Additionally, as discussed above, the Company expects to produce approximately 125,000 pounds in the final months of its present campaign.

For the FY-2016 and FY-2017 contractual deliveries, the Company expects to utilize the 425,000 pounds of finished goods inventory expected to be on hand at the end of FY-2015 and to produce a minimum of 450,000 pounds of U3O8 in a future mill campaign at the White Mesa Mill, from ore mined from the Pinenut mine and the expected receipt of alternate feed materials, both as discussed above. While the Company expects to produce the 450,000 pounds required, the Company may elect to purchase all or a portion of this material in the spot market. This flexibility will allow the Company to monitor market conditions to determine the most favorable and economic approach to fulfilling these remaining deliveries.

The Company also expects to continue to maintain, and update as necessary, all permits on its other existing mines. These mines will remain on standby until market conditions improve or the material can be sold into long-term contracts at pricing that supports production. As previously announced, expenditures for permitting activities for new mines have been adjusted to coincide with expected dates of production based on price forecasts. The Company expects to spend $0.55 million on permitting for the remainder of 2014 and $1.10 million for FY-2015. The Company is continuing to reduce corporate and field overhead to coincide with these lower levels of activity.

Sales

As a result of the relatively weak uranium spot price, Energy Fuels has only made sales pursuant to its term contracts during the nine months ended September 30, 2014. As of September 30, 2014, the Company has completed all sales pursuant to its long-term contracts for the year ended December 31, 2014 and, accordingly, the Company expects there will be no sales in the final three months of 2014.

The Company forecasts FY-2015 sales to be approximately 800,000 pounds of U3O8, all of which will be sold into its three existing long-term contracts discussed above. Energy Fuels expects to receive an average realized price of $57.45 per pound of U3O8 sold during FY-2015 across all of its contracts. The average expected realized price per pound is not subject to any decrease resulting from declines in future U3O8 spot and/or term prices, due to the minimum floor prices now in effect in each of the Company’s contracts. The Company does not expect to make any sales into the spot market during FY-2015.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

One of the Company’s three existing long-term contracts is expected to expire after the 2015 deliveries are completed in the 3rd quarter of 2015. The Company is currently seeking to extend this contract if suitable pricing can be obtained. The Company also continues to pursue new sources of revenue, including new uranium sales contracts and expansion of its alternate feed business.

Significant Events since September 30, 2014

On November 7, 2014 the Company completed the previously announced sale of its Pinon Ridge Mill license and related assets to a private investor group, through the sale of the Company’s wholly owned subsidiary Energy Fuels Resources Corporation, the licensee of the project. The consideration for the sale was a $0.55 million secured promissory note, a cash payment in the amount of $0.24 million to reimburse the Company for certain pre-closing expenses, and the assumption by the purchasers of all reclamation obligations relating to the project. In addition, the Company retained a throughput royalty on the project equal to $3.00 per ton of ore fed through the Piñon Ridge mill upon construction and commencement of operation.

USE OF PROCEEDS FROM PUBLIC OFFERING

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the net proceeds received from the October 15, 2013 public offering as compared to the actual expenses incurred to September 30, 2014.

	Estimated	Actual Costs Incurred
Use of Financing Net Proceeds (000's)	Allocation of Net	to September 30,
(excluding General Working Capital)	Proceeds	2014

Continued exploration and development of the Company's Roca Honda, Sheep
Mountain, Gas Hills, Juniper Ridge and Canyon Mine mineral properties	$2,500	$2,500
Identification and evaluation of future potential mineral propertyacquisitions	750	-
	$3,250	$2,500

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2014, the Company had working capital of $45.40 million including $13.46 million in cash and 808,394 pounds of finished goods inventory. The Company believes it has sufficient cash and resources to carry out its business plan beyond calendar year 2015.

Cash and Financial Condition

Cash and cash equivalents were $13.46 million at September 30, 2014, compared to $6.63 million at December 31, 2013. The increase of $6.83 million was due primarily to cash provided by investing activities of $9.29 million partially offset by cash used in operations of $1.99 million, financing activities of $0.35 million and loss on foreign exchange on cash held of 0.11 million.

Net cash provided by investing activities was $9.29 million, which was primarily related to cash received of $9.03 million from a reduction in the collateral required to secure mine and mill reclamation bonds posted by the Company, proceeds from sale of marketable securities of $0.42 million, and cash received on assets held for sale of $2.00 million, partially offset by expenditures for property, plant and equipment of $1.29 million and exploration, evaluation, permitting and development activities of $0.86 million.

Net cash used in financing activities totaled $0.35 million consisting primarily of $0.87 million payment of interest on the Debentures, $0.09 million repayment of borrowings, partially offset by $0.60 million from the issue of common shares from the exercise of warrants and options.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Net cash used in operating activities of $1.99 million is comprised of the net loss of $33.60 million for the period adjusted for non-cash items and for changes in working capital items. Significant items not involving cash were a $30.78 million impairment of property, plant and equipment, a $7.14 million depreciation and amortization of property, plant and equipment and intangible assets, a $2.93 million non-cash effect of finance expense, primarily the $1.57 million change in value of the Debentures, and $1.26 million related to stock based compensation.

Contingencies

Legal matters

In November 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. In January 2013, the Company filed a Special Appearance challenging jurisdiction and certain other procedural matters relating to this claim.

In January 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear the matter. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

In March 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (the “USFS”) seeking an order (a) declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, (b) setting aside any approvals regarding exploration and mining operations at the Canyon mine, and (c) directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction, which was denied by the District Court in September 2013. In October 2013, the Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals, and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company entered into a stipulation agreement with the Plaintiffs, which was extended in November 2014, under which the Company has agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of the Plaintiffs’ claims, or April 15, 2015, and the Plaintiffs have agreed to stay their appeal and Emergency Motions. In the meantime, Proceedings on the merits of the case are ongoing, with a judgment expected by the end of second quarter 2015. If the Plaintiffs are successful on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on the Company.

In January 2014 the Acoma Pueblo filed a notice of appeal and separately filed a Complaint for Declaratory Judgment, in the Eleventh Judicial District Court of McKinley County, New Mexico, challenging the permit to dewater certain aquifers underlying the Company’s proposed Roca Honda uranium mine site. The Company does not believe the appeal and Complaint have merit and intends to defend against those actions. If the appeal is successful, the likely outcome would be remand of the permit back to the State Engineer for reconsideration or possible withdrawal of the permit. The Company does not believe any such outcome would materially affect the Company’s financial position, results of operations or cash flows. At the request of the parties, on July 10, 2014, the Court issued an Order staying these proceedings for 90 days, which was extended by the Court on October 10, 2014 for a further 90 days, pending settlement negotiations of the parties.

In April 2014, the Grand Canyon Trust filed a citizen suit in federal district court for alleged violations of the Clean Air Act at the White Mesa Mill. In October 2014, the plaintiffs were granted leave by the court to add further purported violations to their April 2014 suit. The Complaint, as amended, alleges that radon from one of the Mill’s tailings impoundments exceeded the standard; that the mill is in violation of a requirement that only two impoundments may be in operation at any one time; and that certain other violations related to the manner of measuring and reporting radon results from one of the tailings cells occurred in 2013. The Complaint asks the court to impose injunctive relief, civil penalties of up to $37,500 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company believes the issues raised in the Complaint are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements relating to those matters. The Company intends to defend against all issues raised in the Complaint.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

NEW ACCOUNTING STANDARDS ADOPTED DURING THE CURRENT PERIOD

The Company has adopted the following new standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2014.

(i)	IFRS 13 Fair value measurement
(ii)	IFRIC 21 Levies
(iii)	Amendments to IAS 32 Financial Instruments: presentation

The nature and effects of the changes are explained below.

(i)	IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value, and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards. This standard also requires additional disclosure about fair value measurement. As a result of adopting IFRS 13, the Company provided additional disclosures in Note 4.

(ii)	IFRIC Interpretation 21, Levies

On January 1, 2014 the Company adopted IFRIC Interpretation 21, Levies (“IFRIC 21”) 2014 with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. The adoption of IFRIC 21 did not have a material impact on these financial statements.

(iii)	Amendments to IAS 32 Financial Instruments: presentation

The amendments to IAS 32 Financial Instruments: presentation (“IAS 32”) clarify the criteria that should be considered in determining whether an entity has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The adoption of the amendments to IAS 32 did not have a material impact on these financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At November 12, 2014, there were 19,683,472 common shares issued and outstanding, 1,079,069 warrants issued and outstanding to purchase a total of 1,079,069 common shares, and 915,013 stock options outstanding to purchase a total of 915,013 common shares for a total of 21,677,554 common shares on a fully-diluted basis. In addition, at November 12, 2014, there were 22,000 Debentures outstanding, convertible into a total of 1,466,667 common shares.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework that has been used is the COSO (1992) framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the third quarter of 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure controls and procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design effectiveness of the disclosure controls and procedures as of September 30, 2014, that the disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company, and are appropriately designed.

Since the December 31, 2013 evaluation, there have been no material changes to the Company’s disclosure controls and procedures.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure “Gross Profit” in the financial statements. Management noted that “Gross Profit” provides useful information to investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. Those statements appear in a number of places in this MD&A and may include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the Company’s business objectives and plans; exploration and development plans and expenditures; estimation of mineral resources and reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral reserves and resources through acquisitions and development; success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing technologies; future production costs, including costs of labor, energy, materials and supplies; future effective tax rates; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental risks; reclamation costs, including unanticipated reclamation expenses; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this MD&A.

Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing facilities such as: risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; uncertainties and liabilities inherent in mining operations; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; actions taken by regulatory authorities with respect to mining and processing activities; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; the risks associated with asset impairment as a result of decreases in uranium prices; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining; uranium industry competition and international trade restrictions.

The Company cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors” in the Company’s Annual MD&A and in the Company’s Annual Information Form each dated March 26, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml. The forward-looking statements and forward-looking information contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.